Exhibit 99.1

News Release

Cenovus Energy announces $2.6 billion offering of senior notes

The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with the offering of Canadian Notes will be accessible through SEDAR+ within two business days.

Calgary, Alberta (November 18, 2025) – Cenovus Energy Inc. (“Cenovus”) (TSX: CVE) (NYSE: CVE) announced today that it has priced an offering of $2.6 billion in aggregate principal amount of senior unsecured notes. The notes offered are comprised of four tranches across Canadian dollar and U.S. dollar denominations (the “Canadian Notes” and “U.S. Notes”, respectively).

The Canadian Notes are comprised of a $650 million principal amount bearing a coupon of 4.25% and $550 million principal amount bearing a coupon of 4.60%, with maturities on March 20, 2033, and November 20, 2035, respectively. The U.S. Notes are comprised of US$500 million principal amount bearing a coupon of 4.65% and US$500 million principal amount bearing a coupon of 5.40%, with maturities on March 20, 2031, and March 20, 2036, respectively. The offerings are expected to close on November 20, 2025, subject to customary closing conditions.

Cenovus intends to use the net proceeds of the offerings to fund the redemption of its $750 million aggregate principal amount of 3.60% senior notes due 2027 and its US$373 million aggregate principal amount of 4.25% senior notes due 2027, and to fund the redemption of MEG Energy Corp.’s US$600 million aggregate principal amount of 5.875% senior notes due 2029, and for general corporate purposes.

The Notes are being offered through a syndicate of dealers led by CIBC Capital Markets, J.P. Morgan Securities LLC., TD Securities Inc., Goldman Sachs & Co. LLC, and Mizuho Securities USA LLC.

The Canadian Notes are being offered in all provinces and territories of Canada by way of a prospectus supplement to Cenovus’s short form base shelf prospectus dated November 3, 2023. The U.S. Notes are being offered pursuant to a prospectus supplement that has been filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of an effective registration statement on Form F-10, dated November 3, 2023, in accordance with the multi-jurisdictional disclosure system established between Canada and the United States, and in certain Canadian provinces on a private placement basis pursuant to an offering memorandum.

Access to the prospectus supplement, the base shelf prospectus and any amendment thereto relating to the Canadian Notes is provided in accordance with Canadian securities legislation relating to procedures for providing access to a prospectus supplement, a base shelf prospectus and any amendment. The base shelf prospectus is, and the prospectus supplement will be (within two business days of the date hereof), accessible under Cenovus’s SEDAR+ profile at www.sedarplus.ca. An electronic or paper copy of the prospectus supplement (when filed), the base shelf prospectus and any amendment thereto may be obtained, without charge, from CIBC Capital Markets by phone at: 416-594-8515 or email at: Mailbox.CIBCSyndication@cibc.com and from J.P. Morgan Securities Canada Inc. by phone at: 403-532-2126 and from TD Securities Inc. by phone at: 416-982-2243 or email at: TDCAN-Syndicate@tdsecurities.com, by providing the contact with an email address or address, as applicable. The base shelf prospectus and prospectus supplement, including the documents incorporated therein by

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reference, contain important, detailed information about Cenovus and the offering of the Canadian Notes. Prospective investors should read the base shelf prospectus and prospectus supplement (when filed) before making an investment decision with respect to the Canadian Notes.

Cenovus has filed a registration statement (including a prospectus) and a prospectus supplement relating to the U.S. Notes with the SEC with respect to which this news release relates. Before you invest in the U.S. Notes, you should read the prospectus in that registration statement, prospectus supplement and the other documents Cenovus has filed with the SEC for more complete information about Cenovus and the offering of U.S. Notes. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov. Alternatively, Cenovus, any underwriter or any dealer participating in the offering of U.S. Notes will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, CIBC Capital Markets toll-free at 800-282-0822, Goldman Sachs & Co. LLC toll-free at 866-471-2526 or Mizuho Securities USA LLC toll-free at 866-271-7403.

This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

Advisory

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this news release is identified by words such as “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements with respect to the closing of the offerings of the Canadian Notes and U.S. Notes and the use of proceeds thereof, including the redemption of outstanding notes.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

Readers are cautioned that other events or circumstances, although not listed above, could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements.

For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk

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Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis for the periods ended December 31, 2024 and September 30, 2025, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov).

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange.

Cenovus contacts:

Investors

Investor Relations general line

403-766-7711

Media

Media Relations general line

403-766-7751

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